May 27, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.  Mailstop 4631

Washington, D.C. 20549

Re:Green Plains Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 18, 2022

File No. 001-32924

Ladies and Gentlemen:

Green Plains Inc. (the “Company”) received comments on the filing referenced above from the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) dated May 13, 2022 (the “Letter”) by e-mail.  We understand the purpose of the Staff’s review process is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. This letter is provided by the Company in response to the comments in the Letter. For your convenience, the comments in the Letter are provided below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2021 Critical Accounting Policies and Estimates, page 39
Staff Comment:	1. Please explain why, starting with your Form 10-K for the year ended December 31, 2021, you no longer consider revenue recognition to be a critical accounting estimate.
Company Response:

We reviewed and reassessed the nature of our various revenue contracts and determined that revenue recognition is based on clearly defined contract terms with insignificant adjustments and as a result revenue recognition did not require significant estimation or other subjectivity that could result in variability of our financial condition or operating performance. Therefore, we concluded it was no longer necessary to disclose revenue recognition as a critical accounting estimate.

U.S. Securities and Exchange Commission

May 27, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Components of Revenues and Expenses, page 40

Staff Comment:

2.  You disclose that for your Ethanol Production segment, your revenues are derived primarily from the sale of ethanol, including industrial grade alcohol, distillers grains, Ultra-High Protein and corn oil. For your Agribusiness and Energy Services segment, you disclose that your primary sources of revenue include sales of these commodities for both your ethanol plants and for third parties, as well as the sales of grain and other commodities purchased in the open market. Please provide us with proposed disclosure to be included in future filings clarifying that the vast majority of your revenues are derived from physical delivery contracts accounted for as derivatives and differentiate the components of these physically settled derivative sales from commodity sales that aren't classified as derivatives. In this regard, clarify the extent to which your physically settled derivative sales include valuation gains and losses related to the derivative instrument during the reporting period.

Company Response:

In future filings within Components of Revenues and Expenses in Management’s Discussion and Analysis, we will include a line to state that the vast majority of our revenues are derived from physical delivery contracts accounted for as derivatives and refer to the related footnotes as shown below. In regards to differentiating the components of these physically settled derivative sales from commodity sales that are not classified as derivatives, we have referenced Note 4-Revenue below, which disaggregates revenue between revenues from contracts with customers under ASC 606 and revenues from contracts accounted for as derivatives under ASC 815. In regards to clarifying the extent our physically settled derivative sales include valuation gains and losses related to derivative instruments during the period, we have referenced Note 11-Derivative Financial Instruments, which discloses the extent of the valuation gains and losses.

    For our ethanol production segment, our revenues are derived primarily from the sale of ethanol, including industrial-grade alcohol, distillers grains, Ultra-High Protein and corn oil. For our agribusiness and energy services segment, our primary sources of revenue include sales of ethanol, including industrial-grade alcohol, distillers grains, Ultra-High Protein and corn oil that we market for our ethanol plants, in which we earn a marketing fee, sales of ethanol we market for a third-party and sales of grain and other commodities purchased in the open market. The vast majority of our revenues are from physical delivery contracts accounted for as derivatives under ASC 815 as disclosed in the tables within Note 4-Revenue and Note 11-Derivative Financial Instruments. Revenues include net gains or losses from derivatives related to products sold. For our partnership segment, our revenues consist primarily of fees for receiving, storing, transferring and transporting ethanol and other fuels.

U.S. Securities and Exchange Commission

May 27, 2022

Results of Operations Year Ended December 31, 2021 Compared with the Year Ended December 31, 2020 Consolidated Results, page 45
Staff Comment:

3.  When discussing your results of operations on a consolidated basis, you discuss Adjusted EBITDA without also discussing the most directly comparable GAAP measure with equal or greater prominence.  Please provide us with proposed disclosure to be included in future filings that complies with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 from the    Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Company Response:

In future filings, we will include the reference to the most directly comparable GAAP measure, that being net loss, and remove the reference to operating income when discussing adjusted EBITDA within the Results of Operations discussions on a consolidated basis. Please see the proposed change below:

Net loss from continuing operations including noncontrolling interests decreased $45.5 million, ~~operating income increased $148.2 million~~ and adjusted EBITDA increased $50.6 million in 2021, compared with 2020 primarily due to increased margins on ethanol production and the gain on sale of assets in 2021, offset by the write-off of the goodwill in the ethanol production segment and loss on sale of assets, net during fiscal year 2020. Interest expense increased $27.2 million in 2021, compared with 2020 primarily due to the loss upon settlement of convertible notes of $22.1 million recorded in the first quarter of 2021 and the $9.5 million loss upon settlement of convertible notes recorded in the second quarter of 2021. Income tax expense was $1.8 million in 2021, compared to an income tax benefit of $50.4 million in 2020. The income tax benefit in 2020 was primarily due to benefits recorded related to the CARES Act.

Ethanol Production Segment, page 45
Staff Comment:

4.  Please provide us with proposed disclosure to be included in future filings that expands your analysis to describe the key factors driving the improvement in margins for the ethanol production segment that led to the $101.6 million reduction in its operating loss between 2020 and 2021. As part of this discussion, please explain and quantify the degree to which your derivative activities impacted your results. In this regard, we note your disclosure on page 50 that net gains and losses from settled derivative instruments are offset by physical commodity purchases or sales to achieve the intended operating margins.

U.S. Securities and Exchange Commission

May 27, 2022

Company Response:

In future filings, we will expand our analysis to describe key factors driving the improvement in margins, including derivatives, for the ethanol production segment as proposed in the example below:

Operating income increased $101.6 million ~~and EBITDA increased $115.9 million~~ in 2021 compared with 2020 primarily due to improved margins on corn oil as a result of higher pricing and higher volumes, offset by the write-off of the goodwill during fiscal year 2020.

To the extent that derivative gains or losses not specifically related to physical commodity purchases or sales commitments are significant, we will disclose the impact to our results of operations.

Notes to Consolidated Financial Statements 2. Summary of Significant Accounting Policies Revenue Recognition, page F-11
Staff Comment:

5.  You disclose that energy trading transactions (comprised of physical delivery energy commodity purchase and sale agreements) are reported net as a component of revenue and that revenues include net gains or losses from derivatives related to products sold while cost of goods sold includes net gains or losses from derivatives related to commodities purchased. You also disclose that revenues include realized gains and losses on related derivative financial instruments and reclassifications of realized gains and losses on cash flow hedges from accumulated other comprehensive income or loss. Please address the following with respect to these energy trading transactions:

•Provide a technical analysis supporting your application of ASC 815 to your physical delivery contracts and other energy trading transactions, with particular emphasis on your conclusion that these contracts do not qualify for the "normal purchases and normal sales” scope exception as discussed in ASC 815-10-15-22. Explain how these sales differ from commodity sales that you determined to be within the scope of ASC 606.

•Describe your process for selling ethanol and other commodities produced in your eleven facilities, how you moderate commodity price risk through your derivative trading activities and the key terms governing your ethanol sales contracts, including price adjustments, volume requirements and contract extension/renewals.

•Explain how you determined that net gains from these energy trading transactions should be characterized as revenues as opposed to other income. In this regard, footnote 1 to your tabular disclosure on page F-18 states that revenues from contracts accounted for as derivatives represent physically settled derivative sales that are outside the scope of ASC 606, where you recognize revenue when control of the inventory is transferred within the meaning of ASC 606 as required by ASC 610-20. Note that this subtopic falls under the Other Income topic within the Codification.

U.S. Securities and Exchange Commission

May 27, 2022

Company Response:

1)  Our energy trading transactions represent natural gas purchases and sales from our agribusiness and energy services segment. We have determined these transactions meet the definition of a derivative instrument as defined by ASC 815-10-15, as they have 1) both underlying and notional amounts or payment provisions, 2) an initial net investment, and 3) can be net settled. As we have the potential to net settle these transactions or flash title could occur at the point of purchase and sale, we concluded these contracts do not qualify for the normal purchase and normal sale scope exception as discussed in ASC 815-10-15-22. As such, the forward purchase and sale energy trading contracts are carried at fair value on our consolidated balance sheet with changes in fair value recorded in our results of operations. Therefore, the energy trading contracts are different than the commodity sales contracts that are within the scope of ASC 606, which qualify for the normal sale scope exception. We disclosed that the net gains and losses on these transactions are included in revenues.

2)  We use forward physical contracts to sell a majority of our ethanol, distillers grains, Ultra-High Protein and corn oil production to partially offset commodity price volatility. We also engage in hedging transactions involving exchange-traded futures contracts for corn, natural gas, ethanol, soybean meal, soybean oil and other agricultural commodities to minimize price risk exposure. The financial impact of these activities depends on the price of the commodities involved and our ability to physically receive or deliver those commodities. Key terms governing our ethanol sales contracts clearly define the contracted price, quantity, product, delivery period and delivery location. Price changes are limited to insignificant adjustments for quality. Revenue is based on quantities weighed at the time of delivery and there are very limited contract extensions or renewals.

3)  Our energy trading transactions represent natural gas purchases and sales from our agribusiness and energy services segment. As described by ASC 815-10, we disclosed that the net gains and losses on these transactions are included in revenues. Revenues associated with our energy trading transactions are accounted for as either revenues from contracts with customers under ASC 606 and revenues from contracts accounted for as derivatives under ASC 815. We will remove reference to ASC 610 in footnote 1 as shown below:

(1)Revenues from contracts accounted for as derivatives represent physically settled derivative sales that are outside the scope of ASC 606~~, where the company recognizes revenue when control of the inventory is transferred within the meaning of ASC 606 as required by ASC 610-20, Gains and Losses from Derecognition of Nonfinancial Assets~~.

U.S. Securities and Exchange Commission

May 27, 2022

6. Fair Value Disclosures, page F-21
Staff Comment:

6.  Your tabular disclosure on page F-25 of fair values by level in fair value hierarchy includes a line item entitled “Unrealized gains (losses) on derivatives.”  This title is confusing as the amounts represent the fair value of your derivative assets and liabilities, not just any unrealized gains or losses. Please confirm that in future filings you will appropriately label these line items as derivative assets and liabilities to be consistent with your presentation on your Statements of Position.

Company Response:	In future filings, we will label both of these line items as follows: Derivative financial instruments - assets Derivative financial instruments - liabilities
7. Derivative Financial Instruments, page F-26

Staff Comment:

7.  Please address the following with respect to your derivative financial instruments and provide us with proposed disclosure to be included in future filings:

•Your tabular disclosure on page F-26 presents the fair values of your derivative assets and liabilities in the aggregate and the line items on the consolidated balance sheet where they are reported. Please disaggregate your derivative assets and liabilities by hedging designation and type of contract. Given that your derivatives are primarily comprised of commodity contracts, consider further disaggregating by type of instrument (e.g., exchange-traded futures, exchange-traded options, physical delivery contracts, etc.). Refer to ASC 815-10-50-4B(c) and ASC 815-10-55-192.

•Provide more specificity regarding derivatives labeled as commodity contracts in your tabular disclosure on pages F-27 and F-28. For example, to the extent that your commodity contracts not designated as hedging instruments are solely comprised of your physical delivery contracts, please specify this fact. With respect to the impact of your cash flow and fair value hedges on your Statements of Operations and Other Comprehensive Income, provide more specificity with respect to the hedged items and the types of derivative instruments used as hedging instruments.

•With respect to your tabular disclosure of open commodity positions on page F-29, clarify whether the amounts disclosed represent fair values or notional amounts.  To the extent that the amounts represent the fair values of open derivative positions, please reconcile to your Consolidated Statement of Position. Please also clarify whether your non-exchange traded forwards represent your physical delivery contracts and clarify the difference between fixed-price and basis contracts, as noted in footnote (2) to the table.

U.S. Securities and Exchange Commission

May 27, 2022

Company Response:

On page F-26, in future filings, we will disaggregate our derivative assets and liabilities by hedging designation and type of contract as shown in the following table and related footnotes.

	Asset Derivatives' Fair Value at December 31,			Liability Derivatives'
				Fair Value at December 31,
	2021	2020		2021		2020
Derivative financial instruments-forwards	$26,738	$21,956	(1)	$26,117	(2)	$10,997	(3)
Other assets	8	29		-		-
Other liabilities	-	-		196		-
Total	$26,746	$21,985		$26,313		$10,997

(1)At December 31, 2020, derivative financial instruments, as reflected on the balance sheet, includes net unrealized gains on exchange traded futures and options contracts of $3.3 million, which include $2.8 million of net unrealized gains on derivative financial instruments designated as cash flow hedging instruments, $X.X million of net unrealized gains on derivative financial instruments designated as fair value hedging instruments, and the balance representing economic hedges.

(2)At December 31, 2021, derivative financial instruments, as reflected on the balance sheet, includes net unrealized losses on exchange traded futures and options contracts of $17.1 million, which include $1.3 million of net unrealized losses on derivative financial instruments designated as cash flow hedging instruments, $X.X million of net unrealized gains on derivative financial instruments designated as fair value hedging instruments, and the balance representing economic hedges.

(3)At December 31, 2020, derivative financial instruments, as reflected on the balance sheet, includes net unrealized losses on exchange traded futures and options contracts of $9.3 million, none of which were designated as cash flow hedging instruments.

U.S. Securities and Exchange Commission

May 27, 2022

On page F-27, in future filings, we will disaggregate our derivative gains (losses) by hedging designation and type of contract as shown in the following table:

	Location of Gain (Loss)	Amount of Gain (Loss) Recognized in Income on Derivatives
Derivatives Not Designated	Recognized in	Year Ended December 31,
as Hedging Instruments	Income on Derivatives	2021		2020		2019
Exchange traded futures and options	Revenues	$	(xx,xxx)	$	(xx,xxx)	$	(xx,xxx)
Forwards	Revenues		xx,xxx		xx,xxx		xx,xxx
Exchange trade futures and options	Costs of goods sold		xx,xxx		xx,xxx		xx,xxx
Forwards	Costs of goods sold		xx,xxx		xx,xxx		xx,xxx
Exchange traded futures and options	Net loss from discontinued operations, net of income taxes		-		-		(2,470)
			$(187,645)		$22,101		$(15,114)

U.S. Securities and Exchange Commission

May 27, 2022

On page F-28, in future filings, we will provide more specificity with respect to the hedged items and the types of derivative instruments used as hedging instruments as shown in the following table:

	Location and Amount of Gain (Loss) Recognized in Income on Cash Flow and Fair Value Hedging Relationships for the Year Ended December 31, 2021
	Revenue	Cost of Goods Sold	Net Income from Discontinued Operations, Net of Income Taxes
Gain (loss) on cash flow hedging relationships:

Amount of gain (loss) on exchange traded futures reclassified from accumulated other comprehensive income into income	$(60,261)	$41,629	$-

Gain (loss) on fair value hedging relationships:

Fair-value hedged inventories	-	20,567	-
Exchange traded futures designated as hedging instruments	-	(14,695)	-

Total amounts of income and expense line items presented in the consolidated statement of operations in which the effects of cash flow or fair value hedges are recorded	$(60,261)	$47,501	$-

U.S. Securities and Exchange Commission

May 27, 2022

On page F-29, in future filings, we will clarify that table represents notional volumes, clarify whether our non-exchange traded forwards represent physical contracts and clarify the difference between fixed-price and basis contracts as follows:

The notional volume of open commodity derivative positions as of December 31, 2021, are as follows (in thousands of units):

	Exchange Traded		Non-Exchange Traded
Derivative Instruments	Net Long & (Short) (1)		Long (2)	(Short) (2)	Unit of Measure	Commodity
Futures	(28,280)				Bushels	Corn
Futures	6,375	(3)			Bushels	Corn
Futures	(8,065)	(4)			Bushels	Corn
Futures	(85,974)				Gallons	Ethanol
Futures	(18,900)	(3)			Gallons	Ethanol
Futures	(13,510)				mmBTU	Natural Gas
Futures	3,210	(3)			mmBTU	Natural Gas
Futures	(4,933)	(4)			mmBTU	Natural Gas
Futures	3,000				Pounds	Soybean Oil
Options	15				Tons	Soybean Meal
Options	71,754				Pounds	Soybean Oil
Options	26,643				Gallons	Ethanol
Forwards			57,697	(9)	Bushels	Corn
Forwards			3,248	(291,958)	Gallons	Ethanol
Forwards			83	(454)	Tons	Distillers Grains
Forwards			-	(136,594)	Pounds	Corn Oil
Forwards			12,576	(1,860)	mmBTU	Natural Gas

(1)Notional volume of exchange traded futures and options are presented on a net long and (short) position basis. Options are presented on a delta-adjusted basis.

(2)Notional volume of non-exchange traded forward physical contracts are presented on a gross long and (short) position basis including both fixed-price and basis contracts, for which only the basis portion of the contract price is fixed.

(3)Notional volume of futures used for cash flow hedges.

(4)Notional volume of futures used for fair value hedges.

U.S. Securities and Exchange Commission

May 27, 2022

If you have any questions or comments concerning the matters discussed above, please contact me by phone at 402-884-8700 or email at patrich.simpkins@gpreinc.com with a copy to Michelle Mapes at michelle.mapes@gpreinc.com.

Respectfully Submitted,

/s/ G. Patrich Simpkins Jr.

G. Patrich Simpkins Jr.

Chief Financial Officer